PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 7, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2007

Elizabeth A. Nemeth
Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601-9703

Re: Lear Corporation
Incoming letter dated December 21, 2006

Dear Ms. Nemeth:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to Lear by John Chevedden. We also have received letters from the proponent dated December 28, 2006 and January 24, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

WINSTON & STRAWN LLP

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

BUCKLERSBURY HOUSE
3 QUEEN VICTORIA STREET
LONDON, EC4N 8NH

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

(312) 558-5600

FACSIMILE (312) 558-5700

www.winston.com

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1700 K STREET, N.W.
WASHINGTON, D.C. 20006-3817

ELIZABETH A. NEMETH
(312) 558-7581
lnemeth@winston.com

December 21, 2006

BY FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ***Lear Corporation; Commission File No. 1-11311***
Exclusion of Shareholder Proposal Pursuant to Rules 14a-8(i)(10) and 14a-8(i)(9)

Ladies and Gentlemen:

Our firm serves as counsel for Lear Corporation, a Delaware corporation ("Lear" or the "Company"). The Company presently intends to file its definitive 2007 proxy statement and form of proxy (together, the "2007 Proxy Materials") on or after March 15, 2007 and expects to mail the 2007 Proxy Materials to its stockholders on or after March 16, 2007. The Company's annual meeting (the "2007 Annual Meeting") will be held on May 10, 2007. Accordingly, pursuant to Rule 14a-8(j)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this letter on behalf of Lear to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before Lear intends to file its 2007 Proxy Materials with the Securities and Exchange Commission (the "Commission").

On November 20, 2006, Lear received a stockholder proposal regarding board declassification (the "Proposal") from John Chevedden. A copy of the Proposal and accompanying cover letter is attached as Exhibit A.

Subject to the Staff's response, Lear intends to exclude the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(10) of the Exchange Act, on the basis that the Proposal has been substantially implemented, and/or Rule 14a-8(i)(9) of the Exchange Act, on the basis that the Proposal directly conflicts with a company proposal. We hereby request the Staff's concurrence that Lear may exclude the Proposal and supporting statement pursuant to Rule 14a-8(i)(10) and/or Rule 14a-8(i)(9).

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter, together with all attachments. By copy of this letter to Proponent in accordance with Rule 14a-8(j), Lear notifies

Mr. Chevedden of its intention to exclude the Proposal (including the supporting statement) from its 2007 Proxy Materials.

I. Background

Currently, Lear's Board of Directors (the "Board") consists of 11 members and is divided into three (3) classes, having three-year terms that expire in successive years. On November 20, 2006, Mr. Chevedden sent the Proposal to Lear. We have attached as Exhibit B the relevant correspondence regarding the Proposal.

The Proposal states, in pertinent part, as follows:

> "RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.
>
> This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible. Also to transition solely through direct action of our board if feasible."

We believe that the above Proposal may be properly excluded under Rule 14a-8(i)(10) because it has already been substantially implemented. Lear has advised us that on December 20, 2006, Lear's Board approved certain amendments, subject to stockholder approval (the "Charter Amendment"), to Lear's Amended and Restated Certificate of Incorporation (the "Charter") providing for the annual election of directors. The Board also authorized Lear's management to submit the Charter Amendment to Lear's stockholders for approval at the 2007 Annual Meeting. The 2007 Proxy Materials will include the Board's recommendation that Lear's stockholders vote for the Charter Amendment. If approved, the Charter Amendment would phase-in the annual election of directors over a three-year period, such that each current director would continue to serve out his or her remaining term of office and, upon expiration of such term, would stand for election for a one-year term. Under the proposed Charter Amendment, each of Lear's directors up for re-election at the 2007 Annual Meeting would be elected to three-year terms. After such election, one-third of the directors would be elected to one-year terms in 2008, two-thirds of the directors would be elected to one-year terms in 2009 and all of the directors would be subject to annual elections beginning in 2010. As a result, the Board would be fully declassified following the 2010 Annual Meeting of Stockholders.

II. Analysis

A. Rule 14a-8(i)(10) – Substantially Implemented

Currently, Article 5(d) and (e) of Lear's Charter (attached as Exhibit C) contains provisions providing for Lear's classified Board. In order for Lear to declassify its Board, it must amend those provisions of the Charter. Under Section 242(b)(1) of the General Corporation Law of the State of Delaware (the "DGCL") (attached as Exhibit D), amendments to a Delaware corporation's certificate of incorporation must be approved by resolution of the company's board of directors and then submitted for a vote of the company's stockholders. Holders of a majority of the outstanding shares of the company's common stock entitled to vote thereon must then vote to approve the amendment.

Under Rule 14a-8(i)(10), a shareholder proposal may be omitted from a company's proxy statement if "the company has already substantially implemented the proposal." In the Staff's prior responses to No-Action Letters in the context of board declassification, the Staff has repeatedly listed two factors in its determinations to not pursue enforcement action against companies that exclude shareholder declassification proposals based on Rule 14a-8(i)(10): (1) whether a company must receive shareholder approval in order to provide for the annual election of directors and (2) whether the company's shareholders will be provided an opportunity to give that approval at the next annual meeting. See, e.g., Schering-Plough Corporation (February 2, 2006); Genuine Parts Company (January 24, 2006); Praxair, Inc. (February 2, 2006); and MeadWestvaco Corporation (February 13, 2006). Both factors are present in the instant case. As discussed above, the relevant provisions of the DGCL require Lear to seek shareholder approval in order to implement the annual election of directors and Lear's Board has authorized Lear to seek that approval at the 2007 Annual Meeting. Since the Charter Amendment would, if approved, implement the goal of the Proposal of achieving the annual election of directors, by submitting the Charter Amendment for shareholder approval, Lear has taken all available steps to implement the Proposal.

Proponent may argue that the Charter Amendment does not substantially implement the Proposal because the Proposal calls for the annual election of each director "in one election cycle unless it is absolutely impossible." The Charter Amendment, on the other hand, would phase-in declassification over a three-year period. However, the text of Rule 14a-8(i)(10) only requires "substantial" implementation. It does not require that the Proposal be precisely and fully effected, word-for-word, to be excluded. See, also, SEC Release No. 34-20091 (August 16, 1983) and SEC Release No. 34-40018 (May 21, 1998). In the present case, Lear has responded directly to the issue of annual election of directors, which is the same issue that is the subject of the Proposal. In fact, the instant situation is similar to the facts described in the recent No-Action request submitted by Praxair, Inc. (February 2, 2006). In Praxair, the company's board of directors responded to a shareholder proposal requesting declassification of the board of directors "in one election cycle if practicable" by submitting an amendment at the company's annual meeting which would implement annual elections of directors over a three-year period. In Praxair, as in the present situation, the amendment operated only prospectively and did not cut short the term of any director. The Staff concurred with Praxair, Inc.'s No-Action request, noting the company's representation that "Praxair must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at Praxair's 2006 annual meeting." See also, e.g. MeadWestvaco Corporation, (February 13, 2006) (allowing exclusion of a declassification proposal based on substantial implementation resulting from a board resolution phasing-in annual election of directors) and Northrop Grumman Corporation, (March 22, 2005) (allowing exclusion of a declassification proposal based on substantial implementation resulting from a board resolution phasing-in annual election of directors).

We note that the Proposal requests declassification "in one election cycle unless it is absolutely impossible" while the previously cited No-Action Letters each dealt with a proposal that requested declassification "in one election cycle if practicable." We believe such distinction should not change the Staff's position. Lear's Board analyzed many factors in connection with declassification, including the phase-in period. The Board believes that full declassification in one election cycle (2007) would not be in the best interests of Lear or its stockholders. Lear's stockholders elected the directors to three-year terms and the Board believes it appropriate to allow the directors to complete these stockholder-approved terms of office. As discussed above, substantial implementation under Rule 14a-8(i)(10) does not require exact implementation.

Proponent may also argue that the Charter Amendment does not substantially implement the Proposal because the Proposal calls for the declassification "transition solely through direct action of our board if feasible." However, as discussed above, Section 242 of the DGCL requires a stockholder vote to approve the Charter Amendment. As a result, Lear's Board does not have the separate, unilateral authority to implement board declassification absent stockholder approval.

Accordingly, Lear believes that it may exclude the Proposal from the 2007 Proxy Materials because it has substantially implemented the Proposal by approving and recommending the Charter Amendment to Lear's stockholders and providing the stockholders the opportunity to vote on the Charter Amendment at the 2007 Annual Meeting.

B. Rule 14a-8(i)(9) – Directly Conflicts with Company Proposal

Lear also believes that the Proposal is excludable pursuant to Rule 14a-8(i)(9) of the Exchange Act, which permits exclusion of a stockholder proposal that directly conflicts with a company proposal to be submitted to stockholders at the same meeting. Under Rule 14a-8(i)(9), companies may exclude proposals if an affirmative vote on both the company proposal and stockholder proposal would result in an inconsistent, ambiguous, or inconclusive mandate from the company's stockholders. See, e.g., Gyrodyne Co. of America, Inc. (October 31, 2005); Croghan Bancshares, Inc. (Mar. 13, 2002) and The Gabelli Equity Trust (March 15, 1993). Lear will submit the Charter Amendment to Lear's stockholders at the 2007 Annual Meeting. The Charter Amendment, if approved, will result in a three year declassification phase-in. While the Charter Amendment substantially implements the Proposal, the phase-in time differs. If Lear's stockholders were to also approve the Proposal at the 2007 Annual Meeting, Lear's Board would have to react to an inconclusive mandate. One stockholder vote would approve declassification over three-years while the other would ask the Board to declassify in one year. Moreover, Lear's stockholders may be confused by the presence of two proposals on the same subject and vote inconsistently as a result. Consequently, Lear believes the Proposal is excludable pursuant to Rule 14a-8(i)(9) because it directly conflicts with the Charter Amendment.

III. Conclusion

For the reasons cited above, we respectfully request that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if Lear excludes the Proposal and supporting statement from its 2007 Proxy Materials for the 2007 Annual Meeting in reliance on Rule 14a-8(i)(10) (Proposal having been substantially implemented) and/or Rule 14a-(i)(9) (Proposal directly conflicts with Lear's proposal). We would very much appreciate a response from the Staff on this No-Action request as soon as practicable, and in all cases no later than February 5, 2007, so that Lear can meet its timetable in preparing the 2007 Proxy Materials.

If the Staff disagrees with the conclusions in this letter regarding the exclusion of the Proposal and supporting statement, or if any additional submissions are desired in support of the positions set forth above, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please call the undersigned at (312) 558-7581, or, in my absence, Mr. Bruce A. Toth at (312) 558-5723.

Please acknowledge receipt of this letter and its enclosures by date-stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely,

Elizabeth A. Nemeth

cc: John Chevedden (w/encl.) (via email and federal express)

Daniel A. Ninivaggi, Executive Vice President, Secretary and General Counsel of Lear Corporation (w/encl.)

EXHIBIT A

Proposal with Supporting Statement

(See attached.)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

Mr. Robert Rossiter
Chairman
Lear Corp. (LEA)
21557 Telegraph Road
Southfield, MI 48086
PH: 248-447-1500
FX: 248-447-7782

Rule 14a-8 Proposal

Dear Mr. Rossiter,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of saving company expenses please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

John Chevedden

November 20, 2006

cc: Daniel Ninivaggi
Corporate Secretary
FX: 248-447-4408
FX: 248-447-1722
Erik B. Lundgren
FX: 312-558-5700

[Rule 14a-8 Proposal, November 20, 2006]

3 – Elect Each Director Annually

RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible. Also to transition solely through direct action of our board if feasible.

This topic won our overwhelming 91% support at our 2006 annual meeting. This could be an all-time record high vote for a shareholder proposal on a company ballot for the first time. The Council of Institutional Investors www.cii.org formally recommends adoption of shareholder proposals without stalling for a second 91% or higher vote. At least one proxy advisory service has recommend a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: "Without annual election of each director shareholders have far less control over who represents them."

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- Shareholders were allowed to vote on individual directors only once in 3-years – Accountability concern.
- A 67% shareholder vote was required to make certain key changes – Entrenchment concern.
- Mr. McCurdy, our Lead Director and Chairman of our key Audit Committee, had 18-years director tenure – Independence concern.
- Furthermore Mr. McCurdy owned only 2,000 shares after 18 years – Commitment concern.
- Our 4-member Audit Committee had two directors, including the chairman, with 15 to 18 years tenure – Independence concern.

- Our full board met only 6-times in a year.
- Four directors owned from zero to 1500 shares – Commitment concern.
- Three directors were allowed to hold from 4 or 5 director seats each – Over-extension concern.
- Mr. Wallman and Mr. Wallace were designated "Accelerated Vesting" directors due to service on a board that accelerated the vesting of stock options just prior to implementation of FAS 123R.
- Mr. Stern and Mr. Parrott had non-director links to our company – Independence concern.
- Three of our directors also served on boards rated D by the Corporate Library:

1) Mr. Wallman	Hayes Lemmerz (HAYZ)	D-rated
2) Mr. Wallace	Hayes Lemmerz (HAYZ)	D-rated
3) Mr. Intrieri	American Railcar (ARII)	D-rated

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for annual election of each director.

Elect Each Director Annually
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

Relevant Correspondence Regarding Proposal

(See attached.)

WINSTON & STRAWN LLP

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

BUCKLERSBURY HOUSE
3 QUEEN VICTORIA STREET
LONDON, EC4N 8NH

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

(312) 558-5600

FACSIMILE (312) 558-5700

www.winston.com

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1700 K STREET, N.W.
WASHINGTON, D.C. 20006-3817

ELIZABETH A. NEMETH
(312) 558-7581
enemeth@winston.com

December 1, 2006

VIA EMAIL (olmsted7p@earthlink.net) AND FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Dear Mr. Chevedden:

On behalf of Lear Corporation ("Lear"), I am writing to indicate that Lear is in receipt of your letter dated November 20, 2006 by which you request that the Board of Directors of Lear address certain matters at Lear's 2007 Annual Meeting of Stockholders.

However, as required by Rule 14a-8(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter is formal notification of the following procedural deficiency related to the submitted letter. You have not complied with Rule 14a-8(b) under the Exchange Act by your failure to submit documentary evidence to establish (i) that you are the beneficial owner of $2,000 in market value, or 1%, of the outstanding common stock of Lear; and (ii) that as of November 20, 2006, you have held such common stock for at least one year.

Please be advised that your failure to adequately correct these deficiencies within 14 calendar days of receipt of this notification will result in the proposal being ineligible for consideration at the 2007 Annual Meeting and in its exclusion from Lear's proxy materials. Please be further advised that this letter in no manner waives any of Lear's rights to exclude the proposed business from consideration at the 2007 Annual Meeting for any other reason under applicable law, including any of the bases for exclusion enumerated in Rule 14a-8(i) of the Exchange Act, the General Corporation Law of Delaware or Lear's By-Laws.

Please continue to direct all correspondence to Lear's Secretary, Daniel A. Ninivaggi, directly at Lear Corporation, 21557 Telegraph Road, Southfield, Michigan 48033, Facsimile: 248-447-4408.

Sincerely,

Elizabeth A. Nemeth

cc: Daniel A. Ninivaggi
Executive Vice President, Secretary and General Counsel of Lear Corporation

Fidelity INVESTMENTS

December 5, 2006

John R. Chevedden

Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in General Dynamics Corporation ("GD") and Lear Corp. ("LEA").

I can confirm that John Chevedden has continuously held no less than 100.000 shares of GD and 100,000 shares of LEA since October 1, 2005.

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 10:00 a.m. to 6:30 p.m. Eastern Time.

Sincerely,

Devon Goodwin
Client Service Specialist

Our File: W013541-05DEC06

Post-it® Fax Note 7671	Date 12-5-06	# of pages ▶
To Daniel Niniv[illegible]	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 248-447-4408 -7782	Fax #	

Fidelity Brokerage Services LLC
Operations and Services Group
500 Salem Street OS2S
Smithfield, RI 02917-1288

LEAR. CORPORATION

Lear Corporation

21557 Telegraph Road
Southfield, MI 48033
USA

Phone (248) 447-7795
Fax (248) 447-1677

Daniel A. Ninivaggi
Executive Vice President
Secretary & General Counsel

December 20, 2006

VIA EMAIL (olmsted7p@earthlink.net) AND FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Re: Shareholder Proposal re Lear Corporation Dated November 20, 2006 (the "Proposal")

Dear Mr. Chevedden:

I am writing to inform you that on December 20, 2006, the Board of Directors (the "Board") of Lear Corporation ("Lear") approved an amendment (the "Amendment") to Lear's Amended and Restated Certificate of Incorporation (the "Charter") which will, upon its effectiveness, implement the declassification of the Board over a three-year period. As a result, the Board would be fully declassified beginning with Lear's 2010 Annual Meeting of Stockholders. The Board has authorized Lear's management to include the Amendment in Lear's 2007 definitive proxy statement and request that Lear's stockholders vote on the Amendment at the 2007 Annual Meeting to be held on May 10, 2006 (the "Meeting"). If approved at the Meeting by the vote required under applicable Delaware law, Lear will promptly thereafter file the Amendment with the Secretary of State of the State of Delaware. The Amendment will become effective upon such filing.

Your Proposal requested that the transition to a declassified Board be done solely through the direct action of the Board. However, under the General Corporation Law of the State of Delaware (the "DGCL"), such action requires the Amendment to Lear's Charter. The DGCL requires that, in order for the Amendment to become effective, it must receive the affirmative vote of the majority of outstanding shares of Lear's common stock. For this reason, Lear's Board cannot unilaterally declassify the Board without a vote of Lear's stockholders.

Your Proposal also requests that Lear implement declassification in one election cycle. However, the Board believes that full declassification in 2007 would not be in the best interests of Lear or its stockholders. Doing so would shorten the terms of office of many of Lear's directors. Lear's stockholders elected the directors to three-year terms and the Board believes it appropriate to allow the directors to complete these stockholder-approved terms of office. From and after the 2008

Annual Meeting of Stockholders, the directors whose terms of office then expire will be subject to annual elections.

Given such actions by Lear, Lear hereby requests that you withdraw the Proposal so that Lear may exclude it from its 2007 definitive proxy statement. Please note that if Lear does not receive your withdrawal of the Proposal, it intends to file a No-Action request letter with the United States Securities and Exchange Commission (the "SEC") to exclude the Proposal. Based on prior No-Action requests made to the SEC (see e.g., Praxair, Inc. (February 2, 2006); MeadWestvaco Corporation (February 13, 2006); and Schering-Plough Corporation (February 2, 2006)), Lear is confident it will be permitted to exclude the Proposal. The cited No-Action requests contain facts similar to the current situation. In those letters, the SEC permitted exclusion of proposals requesting one election cycle implementation of declassification when the company's board approved declassification over a multi-year period and agreed to put such declassification to the company's stockholders for a vote.

Please contact the undersigned at Lear Corporation, 21557 Telegraph Road, Southfield, Michigan 48033, Facsimile: 248-447-1677 with your response to this letter as soon as practicable.

Sincerely,

Daniel A. Ninivaggi

cc: Robert A. Rossiter
Chairman and Chief Executive Officer of Lear Corporation

EXHIBIT C

Article 5(d) and (e) of Lear Corporation's Amended and Restated Certificate of Incorporation

(d) The directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual meeting of the stockholders, successors to the class of directors whose term expires at the annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly as equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement or removal from office.

(e) Subject to the rights, if any, of holders of any series of Preferred Stock then outstanding, any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, even if less than a quorum. Any director elected to fill a vacancy resulting from an increase in the size of a class of directors shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor.

EXHIBIT D

Section 242 of the Delaware General Corporation Law

§ 242. Amendment of certificate of incorporation after receipt of payment for stock; nonstock corporations.

(a) After a corporation has received payment for any of its capital stock, it may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment; and, if a change in stock or the rights of stockholders, or an exchange, reclassification, subdivision, combination or cancellation of stock or rights of stockholders is to be made, such provisions as may be necessary to effect such change, exchange, reclassification, subdivision, combination or cancellation. In particular, and without limitation upon such general power of amendment, a corporation may amend its certificate of incorporation, from time to time, so as:

(1) To change its corporate name; or

(2) To change, substitute, enlarge or diminish the nature of its business or its corporate powers and purposes; or

(3) To increase or decrease its authorized capital stock or to reclassify the same, by changing the number, par value, designations, preferences, or relative, participating, optional, or other special rights of the shares, or the qualifications, limitations or restrictions of such rights, or by changing shares with par value into shares without par value, or shares without par value into shares with par value either with or without increasing or decreasing the number of shares, or by subdividing or combining the outstanding shares of any class or series of a class of shares into a greater or lesser number of outstanding shares; or

(4) To cancel or otherwise affect the right of the holders of the shares of any class to receive dividends which have accrued but have not been declared; or

(5) To create new classes of stock having rights and preferences either prior and superior or subordinate and inferior to the stock of any class then authorized, whether issued or unissued; or

(6) To change the period of its duration.

Any or all such changes or alterations may be effected by 1 certificate of amendment.

(b) Every amendment authorized by subsection (a) of this section shall be made and effected in the following manner:

(1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Such special or annual meeting shall be called and held upon notice in accordance with § 222 of this title. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the directors shall deem advisable. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

(2) The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences, or special rights of 1 or more series of any class so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of this paragraph. The number of authorized shares of any such class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote irrespective of this subsection, if so provided in the original certificate of incorporation, in any amendment thereto which created such class or classes of stock or which was adopted prior to the issuance of any shares of such class or classes of stock; or in any amendment thereto which was authorized by a resolution or resolutions adopted by the affirmative vote of the holders of a majority of such class or classes of stock.

(3) If the corporation has no capital stock, then the governing body thereof shall adopt a resolution setting forth the amendment proposed and declaring its advisability. If

a majority of all the members of the governing body shall vote in favor of such amendment, a certificate thereof shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title. The certificate of incorporation of any such corporation without capital stock may contain a provision requiring any amendment thereto to be approved by a specified number or percentage of the members or of any specified class of members of such corporation in which event such proposed amendment shall be submitted to the members or to any specified class of members of such corporation without capital stock in the same manner, so far as applicable, as is provided in this section for an amendment to the certificate of incorporation of a stock corporation; and in the event of the adoption thereof by such members, a certificate evidencing such amendment shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

(4) Whenever the certificate of incorporation shall require for action by the board of directors, by the holders of any class or series of shares or by the holders of any other securities having voting power the vote of a greater number or proportion than is required by any section of this title, the provision of the certificate of incorporation requiring such greater vote shall not be altered, amended or repealed except by such greater vote.

(c) The resolution authorizing a proposed amendment to the certificate of incorporation may provide that at any time prior to the effectiveness of the filing of the amendment with the Secretary of State, notwithstanding authorization of the proposed amendment by the stockholders of the corporation or by the members of a nonstock corporation, the board of directors or governing body may abandon such proposed amendment without further action by the stockholders or members. (8 Del. C. 1953, § 242; 56 Del. Laws, c. 50; 57 Del. Laws, c. 148, §§ 18-21; 59 Del. Laws, c. 106, § 7; 63 Del. Laws, c. 25, § 12; 64 Del. Laws, c. 112, § 24; 67 Del. Laws, c. 376, § 10; 70 Del. Laws, c. 349, §§ 5-7; 70 Del. Laws, c. 587, § 14, 15; 72 Del. Laws, c. 123, § 5.)

[redacted]

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, December 29, 2006 1:04 AM
To: CFLETTERS
Cc: Daniel Ninivaggi
Subject: Lear Corp. (LEA) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 28, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Lear Corp. (LEA)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Annual Election of Each Director John Chevedden

Ladies and Gentlemen:

This is an initial response to the company December 21, 2006 no action request.

Clearly the text of the rule 14a-8 proposal does not request a three-year plan to implement annual election of each director. The explicit words are, ³complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible.² The company has not shown any reason that a one election cycle transition would be ³impossible.²

The company fails to cite any other rule 14a-8 proposal topic that has ever been allowed to take 3-years to complete. For instance has a company ever
had a 3-year plan to transition to an independent board chairman. Why
should annual election of each director be the only topic allowed a three-year span to adopt.

The company fails to cite any rule 14a-8 proposal on this topic that was excluded which had the mandatory text ³complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible.²

The company claims that it does not have to ³precisely² adopt a rule 14a-8 proposal. Yet if the company misses the target by two-years this is far from ³precisely.²

If this proposal is excluded shareholders will have no way to register their support for a one-year transition at the 2007 annual meeting. This is particularly important because shareholders gave 91%-support for a one-year transition in 2006. And the company apparently wants to silence shareholders at the 2007 annual meeting in their overwhelming support for a one-year transition. The 91% vote is one of the all-time high shareholder votes for a rule 14a-8 proposal.

The company argument of a potential conflict with one-year transition proposal is essentially an argument that better conflicts with good.

The company position is counter to this response to an Alaska Air Group, Inc. no action request which did not exclude a shareholder proposal and a company proposal on the same general topic:

Alaska Air Group, Inc. (March 13, 2001)
³We are unable to conclude that Alaska Air Group has met its burden of establishing that the proposal directly conflicts with one of Alaska Air Group's own proposals to be submitted to shareholders at the same meeting.
Accordingly, we do not believe that Alaska Air Group may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (9) .²

The company claim of possible shareholder confusion is an obsolete argument.
This could only possibly apply if the company showed that the majority of its shareholders were uninformed investors with small holdings.

This response is sent to the company in non-PDF format. It is respectfully requested that if the company or its representative has any further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

For the above reasons it is respectfully requested that concurrence not be granted to the company due to its year 2010-effectiviy proposal. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Daniel Ninivaggi

[redacted]

From: CFLETTERS
Sent: Thursday, January 25, 2007 9:06 AM
To: [redacted]
Cc:
Subject: FW: Lear Corp. (LEA) # 2 Shareholder Position on Company No-Action Request

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 24, 2007 11:58 PM
To: CFLETTERS
Cc: Daniel Ninivaggi
Subject: Lear Corp. (LEA) # 2 Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 24, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Lear Corp. (LEA)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Annual Election of Each Director John Chevedden

Ladies and Gentlemen:

This is a second response to the company December 21, 2006 no action request.

Clearly the text of the rule 14a-8 proposal does not request a three-year plan to implement annual election of each director. The explicit words are, ³complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible.² The company has not shown any reason that a one-election cycle transition would be ³impossible.²

This is the rule 14a-8 proposal statement:
³3 Elect Each Director Annually
³RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board¹s power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for

formal adoption of this proposal topic.

[3]This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible. Also to transition solely through direct action of our board if feasible.[2]

Lear can obtain shareholder approval for annual election of each director and have each director stand for election to a one-year term at the 2007 annual meeting. Instead Lear further stalls for a year after the 2007 annual meeting to have its first director stand for election to a one-year term in 2008.

The company fails to cite any other rule 14a-8 proposal topic that has ever been allowed to take 3-1/2 years to complete. For instance has a company ever received credit for substantial implementation of a rule 14a-8 proposal calling for director election by a majority vote by taking 3-1/2 years to
transition? Why should annual election of each director be the only topic allowed a 3-1/2 year span to adopt?

It is believed that years ago the Staff relied on erroneous company arguments that it would be impossible to transition to annual election of each director in less than a 3-year election cycle. Now that this myth has lost credibility, a 3-year plan should not be allowed credit for substantially implementing a transition that could be completed at the 2007 annual meeting instead of the mid-2010 meeting. A 3-year miss in Lear's principle business would mean that the 2007 cars now coming off assembly lines now would have 2004 interiors from Lear.

Directors can resign and then accomplish declassification "in one election cycle." For example the Safeway 2004 definitive proxy is one example of converting from a 100% staggered board to a 100% declassified board in one election cycle. The company does not argue that it cannot follow the Safeway example.

The company does not argue that it is impermissible for its directors to resign or for a number of directors to resign at the same time. Nor does the company claim that it has the power to force one director or a number of directors to serve out their terms. Nor does the company claim that it can prevent a number of directors from giving advance notice of their resignation.

The following email exchange is another example where a company is transitioning to annual election of each director in one year. This email exchange was included in a 2006 no action request and is therefore public information.

From: "Carter, Tom"
Date: Fri, 2 Dec 2005 10:24:50 -0500
To: "J"
Subject: RE: (GPC)

Mr. Chevedden, your understanding is correct. The amendment to the Genuine Parts Company Restated Articles would result in the annual election of all directors beginning with the 2007 annual shareholder meeting and beginning with the 2007 annual meeting all directors would be elected to a one year term.

Regards,
Tom Carter

W. Thomas Carter III
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Direct Dial: 404-881-7992
Fax: 404-881-4777
www.alston.com
[End of text from Sempra Energy]

Now that this myth has lost credibility, a 3-year plan should not be allowed to substantially implement a transition that could be completed at the 2007 annual meeting instead of the mid-2010 annual meeting.

The company fails to cite any rule 14a-8 proposal on this topic that was excluded that had the mandatory text ³complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible.²

The company claims that it does not have to ³precisely² adopt a rule 14a-8 proposal. Yet if the company misses the target by 3-years this is far from ³precisely.²

The company gives no explanation of the percentage of shares required to adopt the company proposal and there is no commitment from the company to obtain the required the required percentage of shares. This would defeat any claim of ³precisely² as applied to this text in the rule 14a-8 proposal:
³Comprehensive commitment to adopt annual election of each director.² ³This includes using all means in our Board¹s power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.²

If the rule 14a-8 proposal is excluded shareholders will have no way to register their support for a one-year transition at the 2007, 2008 and 2009 annual meetings while the company is still burdened with a partially classified board. This is particularly important because shareholders gave 91%-support for a one-year transition in 2006. And the company apparently wants to silence shareholders at the 2007, 2008 and 2009 annual meetings in their overwhelming support for a one-year transition. The 91% vote is one of the all-time high shareholder votes for a rule 14a-8 proposal.

The company argument of a potential conflict with one-year transition proposal is essentially an argument that better conflicts with good.

The company position is counter to this response to an Alaska Air Group, Inc. no action request which did not exclude a shareholder proposal and a company proposal on the same general topic:

Alaska Air Group, Inc. (March 13, 2001)
"We are unable to conclude that Alaska Air Group has met its burden of establishing that the proposal directly conflicts with one of Alaska Air Group's own proposals to be submitted to shareholders at the same meeting. Accordingly, we do not believe that Alaska Air Group may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9)."

The company claim of possible shareholder confusion is an obsolete argument.
This could only possibly apply if the company showed that the majority of its shareholders were uninformed investors with small holdings.

For the above reasons it is respectfully requested that concurrence not be granted to the company for its mid-2010-effectiviy proposal. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Daniel Ninivaggi <DNinivaggi@lear.com>

This response is sent to the company in non-PDF format. It is respectfully requested that if the company or its representative has any further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Lear Corporation
Incoming letter dated December 21, 2006

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director.

There appears to be some basis for your view that Lear may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Lear must receive shareholder approval in order to provide for the annual election of directors and that Lear will provide shareholders at Lear's 2007 Annual Meeting with an opportunity to approve an amendment to its certificate of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Lear omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lear relies.

Sincerely,

Ted Yu
Special Counsel